SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

Schedule TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of

the Securities Exchange Act of 1934

palmOne, Inc.

(Name of Subject Company (issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

69713P 10 7

(CUSIP Number of Class of Securities’ Underlying Options)

Mary E. Doyle

Senior Vice President and General Counsel

palmOne, Inc.

400 N. McCarthy Blvd.

Milpitas, CA 95035

Tel: (408) 503-7000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Katharine A. Martin

John E. Aguirre

Wilson Sonsini Goodrich & Rosati,

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

Tel: (650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$4,610,000.00	$584.09 (1)

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,423,501 shares of common stock of palmOne, Inc. having an aggregate value of $4,610,000 as of February 25, 2004 will be exchanged or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $126.70 for each $1,000,000 of the value of the transaction.

(1)	Previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 amends the Tender Offer Statement on Schedule TO filed by palmOne, Inc., a Delaware corporation (“palmOne”), on March 1, 2004 relating to an offer to exchange (the “Exchange Offer”) all unexercised options to purchase shares of palmOne’s common stock that are held by eligible employees, whether vested or unvested that (i) have exercise prices equal to or greater than $20.00 per share or (ii) have been granted on or after August 31, 2003 (together, the “Eligible Options”). These Eligible Options may be exchanged for new options (the “New Options”) that will be granted under upon the terms and subject to the conditions set forth in: (i) the Offer to Exchange Certain Outstanding Options for New Options, dated March 1, 2004, as amended herein (the “Offer to Exchange”); (ii) the related letter from Todd Bradley dated March 1, 2004; and (iii) the letter from Stock Administration dated March 1, 2004. These documents, as they may be amended or supplemented from time to time, together constitute the “Disclosure Documents” and are filed as Exhibits (a)(1)(a) through (a)(1)(c), respectively, to this Schedule TO. An “eligible employee” refers to all persons who are employees of palmOne or one of its subsidiaries, as of March 1, 2004 and remain employees through the date on which the Eligible Options are cancelled, but does not include members of palmOne’s Board of Directors or palmOne’s Section 16 officers (which term shall mean any persons who are required to file Forms 3, 4 or 5 with respect to palmOne’s securities under the Securities Exchange Act of 1934, as amended). To receive a New Option, eligible employees must remain employees through the date on which the New Options are granted.

The information in the Disclosure Documents, including all schedules and annexes to the Disclosure Documents, is incorporated by reference in answer to the items required in this Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth under the caption “Summary Term Sheet and Frequently Asked Questions” in the Offer to Exchange is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)	Name and Address.

palmOne is the issuer of the securities subject to the Exchange Offer. The address of palmOne’s principal executive office is 400 N. McCarthy Blvd., Milpitas, CA 95035. The information set forth in the Offer to Exchange in the section under the caption “The Offer” entitled “Information concerning palmOne” is incorporated herein by reference.

(b)	Securities.

The subject class of securities consists of the Eligible Options. The actual number of shares of common stock subject to the New Options to be issued in the Exchange Offer will depend on the number of shares of common stock subject to outstanding, unexercised options tendered by eligible employees and accepted for exchange and cancelled. The information set forth in the Offer to Exchange under the captions “Summary Term Sheet and Frequently Asked Questions,” “Risks of Participating in the Offer,” and the sections under the caption “The Offer” entitled “Number of options; expiration date,” “Acceptance of options for exchange and issuance of new options” and “Source and amount of consideration; terms of new options” is incorporated herein by reference. As of February 25, 2004, there were issued and outstanding options to purchase 1,423,501 shares of our common stock that are eligible to participate in this offer.

(c)	Trading Market and Price.

The information set forth in the Offer to Exchange in the section under the caption “The Offer” entitled “Price range of shares underlying the options” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)	Name and Address.

The filing person is the issuer. The information set forth under Item 2(a) above is incorporated herein by reference.

Pursuant to General Instruction C to Schedule TO, the information set forth on Schedule A to the Offer to Exchange is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)	Material Terms.

The information set forth in the Offer to Exchange under the caption “Summary Term Sheet and Frequently Asked Questions” and the sections under the caption “The Offer” entitled “Eligibility,” “Number of options; expiration date,” “Procedures for electing to exchange options,” “Withdrawal rights,” “Acceptance of options for exchange and issuance of new options,” “Conditions of the offer,” “Price range of shares underlying the options,” “Source and amount of consideration; terms of new options,” “Status of options acquired by us in the offer; accounting consequences of the offer,” “Legal matters; regulatory approvals,” “Material U.S. federal income tax consequences,” “Extension of offer; termination; amendment,” “Schedule C: Stock Option Exchange Offer – A Guide to Issues in Australia,” “Schedule D: Stock Option Exchange Offer – A Guide to Issues in Brazil,” “Schedule E: Stock Option Exchange Offer – A Guide to Issues in Canada,” “Schedule F: Stock Option Exchange Offer – A Guide to Issues in France,” “Schedule G: Stock Option Exchange Offer – A Guide to Issues in Germany,” “Schedule H: Stock Option Exchange Offer – A Guide to Issues in Hong Kong,” “Schedule I: Stock Option Exchange Offer – A Guide to Issues in Ireland, “ “Schedule J: Stock Option Exchange Offer – A Guide to Issues in Italy,” “Schedule K: Stock Option Exchange Offer – A Guide to Issues in Mexico,” “Schedule L: Stock Option Exchange Offer – A Guide to Issues in The Netherlands,” “Schedule M: Stock Option Exchange Offer – A Guide to Issues in Singapore,” “Schedule N: Stock Option Exchange Offer – A Guide to Issues in Spain,” “Schedule O: Stock Option Exchange Offer – A Guide to Issues in Sweden,” “Schedule P: Stock Option Exchange Offer – A Guide to Issues in Switzerland,” “Schedule Q: Stock Option Exchange Offer – A Guide to Issues in the United Arab Emirates,” and “Schedule R: Stock Option Exchange Offer – A Guide to Issues in the United Kingdom,” is incorporated herein by reference.

(b)	Purchases.

The information set forth in the Offer to Exchange in the section under the caption “The Offer” entitled “Interests of directors and officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Arrangements.

(e)	Agreements Involving the Subject Company’s Securities.

The information set forth in the Offer to Exchange in the section under the caption “The Offer” entitled “Interests of directors and officers; transactions and arrangements concerning the options” is incorporated herein by reference. The 1999 Stock Plan, as amended, and related option agreements listed as Exhibits (d)(1) through (d)(3) hereto, respectively, contain information regarding the subject securities and are incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)	Purposes.

The information set forth in the Offer to Exchange under the caption “Summary Term Sheet and Frequently Asked Questions” and in the section under the caption “The Offer” entitled “Purpose of the offer” is incorporated herein by reference.

(b)	Use of Securities Acquired.

The information set forth in the Offer to Exchange in the sections under the caption “The Offer” entitled “Acceptance of options for exchange and issuance of new options” and “Status of options acquired by us in the offer; accounting consequences of the offer” is incorporated herein by reference.

(c)	Plans.

The information set forth in the Offer to Exchange in the sections under the caption “The Offer” entitled “Purpose of the offer” and “Information concerning palmOne” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)	Source of Funds.

The information set forth in the Offer to Exchange in the section under the caption “The Offer” entitled “Source and amount of consideration; terms of new options” is incorporated herein by reference.

(b)	Conditions.

Not applicable.

(d)	Borrowed Funds.

Not applicable.

Item 8.	Interest In Securities of the Subject Company.

(a)	Securities Ownership.

The information set forth in the Offer to Exchange in the section under the caption “The Offer” entitled “Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

(b)	Securities Transactions.

The information set forth in the Offer to Exchange in the section under the caption “The Offer” entitled “Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 9.	Person/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations.

Not applicable.

Item 10.	Financial Statements.

(a)	Financial Information.

The information set forth in Schedule B to the Offer to Exchange and in the Offer to Exchange in the sections under the caption “The Offer” entitled “Information concerning palmOne,” “Additional information” and “Financial statements” is incorporated herein by reference. Quarterly, annual and current reports and proxy statements that palmOne files with the Securities and Exchange Commission can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

(b)	Pro Forma Information.

Not applicable.

Item 11.	Additional Information.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offer to Exchange in the section under the caption “The Offer” entitled “Legal matters; regulatory approvals” is incorporated herein by reference.

(b)	Other Material Information.

Not applicable.

Item 12.	Exhibits.

Exhibit Number	Description
(a)(1)(a)	Offer to Exchange Certain Unexercised Options for New Options dated March 1, 2004.
(a)(1)(b)**	Letter from Todd Bradley dated March 1, 2004.
(a)(1)(c)**	Form of Letter from Stock Administration dated March 1, 2004.
(a)(1)(d)**	Sample Election Form.
(a)(1)(e)**	Withdrawal Form.
(a)(1)(f)**	Form of Confirmation of Cancellation of Tendered Options.
(a)(1)(g)**	Form of Letter to U.K. Eligible Employees.
(a)(1)(h)**	Form of Email Notice re Schedule of Informational Meetings.
(a)(1)(i)**	Form of Confirmation of Receipt of Election Form.
(a)(1)(j)**	Form of Confirmation of Receipt of Withdrawal Form.
(a)(1)(k)**	Form of Reminder of Deadline Emails.
(a)(1)(l)**	Slide Presentation to Employees.
(a)(1)(m)**	Website Screen Shot of Document List.
(b)	Not Applicable.
(d)(1)*	1999 Stock Plan, as amended.
(2)**	Form of 1999 Stock Plan Option Agreement.
(3)**	Form of 1999 Stock Plan Option Agreement for International Employees.
(g)	Not applicable.
(h)	Not applicable.

*	Incorporated by reference to palmOne’s Registration Statement on Form S-8 (File No. 333-109302) filed with the Commission on September 30, 2003

**	Previously filed.

Item 13.	Information Required by Schedule 13E-3.

(a)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PALMONE, INC.

/s/ JUDY BRUNER

Judy Bruner
Chief Financial Officer

Date: March 18, 2004

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(a)	Offer to Exchange Certain Unexercised Options for New Options dated March 1, 2004.
(a)(1)(b)**	Letter from Todd Bradley dated March 1, 2004.
(a)(1)(c)**	Form of Letter from Stock Administration dated March 1, 2004.
(a)(1)(d)**	Sample Election Form.
(a)(1)(e)**	Withdrawal Form.
(a)(1)(f)**	Form of Confirmation of Cancellation of Tendered Options.
(a)(1)(g)**	Form of Letter to U.K. Eligible Employees.
(a)(1)(h)**	Form of Email Notice re Schedule of Informational Meetings.
(a)(1)(i)**	Form of Confirmation of Receipt of Election Form.
(a)(1)(j)**	Form of Confirmation of Receipt of Withdrawal Form.
(a)(1)(k)**	Form of Reminder of Deadline Emails.
(a)(1)(l)**	Slide Presentation to Employees.
(a)(1)(m)**	Website Screen Shot of Document List.
(b)	Not Applicable.
(d)(1)*	1999 Stock Plan, as amended.
(2)**	Form of 1999 Stock Plan Option Agreement.
(3)**	Form of 1999 Stock Plan Option Agreement for International Employees.
(g)	Not applicable.
(h)	Not applicable.

*	Incorporated by reference to palmOne’s Registration Statement on Form S-8 (File No. 333-109302) filed with the Commission on September 30, 2003

**	Previously filed